EXHIBIT 99.2

BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 27, 2019 12:01 AM Pacific Time

Incorporation Number: **C1213467**

Recognition Date and Time: *Continued into British Columbia on June 20, 2019 02:00 PM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

MOGO INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 1700, PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Van Winters, Kees

Mailing Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Delivery Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Last Name, First Name, Middle Name:
Mohamed, Minhas

Mailing Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Delivery Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Last Name, First Name, Middle Name:
Feller, David

Mailing Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Delivery Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Last Name, First Name, Middle Name:
Feller, Gregory

Mailing Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Delivery Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Last Name, First Name, Middle Name:
Wekerle, Michael

Mailing Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

Delivery Address:
2100 - 401 WEST GEORGIA STREET
VANCOUVER BC V6B 5A1
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

Page: 2 of 3

2.	No Maximum	Preference Shares	Without Par Value With Special Rights or Restrictions attached
1.	No Maximum	Series 1 Preference	Special Rights or Restrictions are attached

Page: 3 of 3

MOGO INC.

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of Signing
(signed) “Corey Delaney” Director	June 20, 2019

Incorporation Number:   C1213467

MOGO INC.

ARTICLES

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ARTICLE 1

INTERPRETATION

Section 1.1         Definitions

In these Articles, unless the context otherwise requires:

(1)           "appropriate person" has the meaning assigned in the Securities Transfer Act;

(2)           "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(3)           "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)           "Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5)           "legal personal representative" means the personal or other legal representative of a shareholder;

(6)           "protected purchaser" has the meaning assigned in the Securities Transfer Act;

(7)           "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(8)           "seal" means the seal of the Company, if any;

(9)           "securities legislation" means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; "Canadian securities legislation" means the securities legislation in any province or territory of Canada and  includes  the Securities Act (British Columbia); and "U.S. securities legislation" means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(10)        "Securities Transfer Act" means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

Section 1.2         Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

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ARTICLE 2

SHARES AND SHARE CERTIFICATES

Section 2.1         Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Section 2.2         Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

Section 2.3         Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

Section 2.4         Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Section 2.5         Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)           order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)           issue a replacement share certificate or acknowledgment, as the case may be.

Section 2.6         Replacement of Lost, Destroyed or Wrongly Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(1)           so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)           provides the Company with an indemnity bond sufficient in the Company's judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)           satisfies any other reasonable requirements imposed by the directors.

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A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

Section 2.7         Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

Section 2.8         Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Section 2.9         Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

Section 2.10      Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3

ISSUE OF SHARES

Section 3.1         Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine.  The issue price for a share with par value must be equal to or greater than the par value of the share.

Section 3.2         Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Section 3.3         Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

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Section 3.4         Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)           consideration is provided to the Company for the issue of the share by one or more of the following:

(a)           past services performed for the Company;

(b)           property;

(c)           money; and

(2)           the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

Section 3.5         Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

Section 4.1         Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

Section 4.2         Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5

SHARE TRANSFERS

Section 5.1         Registering Transfers

The Company must register a transfer of a share of the Company if either:

(1)           the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)           in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

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(b)           in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written  acknowledgment of the shareholder's right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder  or  other appropriate person or by an agent who has actual authority to act on behalf of that person;

(c)           such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor's right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

(2)           all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

Section 5.2         Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred. The Company may waiver any of the requirements set in Article 5.1(1) and any of the preconditions referred to in Article 5.1(2).

Section 5.3         Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Section 5.4         Signing of lnstrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)           in the name of the person named as transferee in that instrument of transfer; or

(2)           if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Section 5.5         Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

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Section 5.6         Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6

TRANSMISSION OF SHARES

Section 6.1         Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder's name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

Section 6.2         Rights of Legal Personal Representative

The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder's name and the name of another person in joint tenancy.

ARTICLE 7

ACQUISITION OF COMPANY'S SHARES

Section 7.1         Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Section 7.2         No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)           the Company is insolvent; or

(2)           making the payment or providing the consideration would render the Company insolvent.

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Section 7.3         Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)           is not entitled to vote the share at a meeting of its shareholders;

(2)           must not pay a dividend in respect of the share; and

(3)           must not make any other distribution in respect of the share.

ARTICLE 8

BORROWING POWERS

The Company, if authorized by the directors, may:

(1)           borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)           issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)           guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)           mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9

ALTERATIONS

Section 9.1         Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(1)           create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)           increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)           subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

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(4)           if the Company is authorized to issue shares of a class of shares with par value:

(a)           decrease the par value of those shares; or

(b)           if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)           change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)           alter the identifying name of any of its shares; or

(7)           otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

Section 9.2         Special Rights or Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)           create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)           vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Section 9.3         Change of Name

The Company may by directors' resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Section 9.4         Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

Section 10.1      Annual General Meetings

The Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Section 10.2      Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

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Section 10.3      Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by the directors.

Section 10.4      Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an  exceptional  resolution, a special resolution or a special separate resolution and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)           if and for so long as the Company is a public company, 21 days;

(2)           otherwise, 10 days.

Section 10.5      Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)           if and for so long as the Company is a public company, 21 days;

(2)           otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.6      Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Section 10.7      Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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Section 10.8      Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)           state the general nature of the special business; and

(2)           if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)           at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)           during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Section 10.9      Advance Notice of Meetings of Shareholders

(1)           Subject only to the Business Corporations Act, applicable securities legislation and these Articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders, if the election of directors is a matter specified in the notice of meeting,

(a)           by or at the direction of the board, including pursuant to a notice of meeting;

(b)           by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)           by any person (a "Nominating Shareholder") who (A) at the close of business on the date of the giving of the notice provided for in this Article 10.9 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership  to the Company, and (B) complies with the notice procedures set forth below in this  Article 10.9.

(2)           In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Company at the principal executive offices of the Company in accordance with this Article 10.9.

(3)           To be timely, a Nominating Shareholder's notice to the secretary of the Company must be made:

(a)           in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement (as defined below) of the date of the meeting was made (the "Notice Date"), notice by the Nominating Shareholder may be made not   later than the  close  of  business  on  the  tenth  (10th  day  following  the  date  of  the  public announcement in respect of such meeting; and

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(b)           in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made. In no event shall any adjournment, postponement, or reconvening of a meeting, or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

(4)           To be in proper written form, a Nominating Shareholder's notice to the secretary of the Company must set forth:

(a)           as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are beneficially owned or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or Canadian securities legislation; and

(b)           as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in  connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Canadian securities legislation.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(5)            No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 10.9; provided, however, that  nothing  in  this Article 10.9 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which he or she would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(6)           Notwithstanding any other provision of these Articles, notice given to the secretary of the Company pursuant to this Article 10.9 may only be given by personal delivery, facsimile transmission or by email (provided that the secretary of the Company has stipulated an email address for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the secretary of the Company at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is  not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

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(7)           Notwithstanding the foregoing, the board may, in its sole discretion, waive the application this Article 10.9.

(8)           For the purposes of this Article 10.9:

(a)           "beneficially owns" or "beneficially owned"  means,  in connection  with  the ownership of shares in the capital of the Company by a person, (i) any such shares as to which such person or any of such person's Affiliates (as defined in the Business Corporations Act) owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (ii) any such shares as to which such person or any of such person's Affiliates (as defined in the Business Corporations Act) has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; and (iii) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(b)           "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Section 11.1      Special Business

At a meeting of shareholders, the following business is special business:

(1)           at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)           at an annual general meeting, all business is special business except for the following:

(a)           business relating to the conduct of or voting at the meeting;

(b)           consideration of any financial statements of the Company presented to the meeting;

(c)           consideration of any reports of the directors or auditor;

(d)           the setting or changing of the number of directors;

(e)           the election or appointment of directors;

(f)            the appointment of an auditor;

(g)           the setting of the remuneration of an auditor;

(h)           business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)            any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

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Section 11.2      Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Section 11.3      Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

Section 11.4      Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting, but if any of those persons does attend the meeting, that person is not to be counted in the quorum and  is  not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Section 11.5      Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Section 11.6      Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)           in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)           in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Section 11.7      Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)           the chair of the board, if any;

(2)           if the chair of the board is absent or unwilling to act as chair of the meeting, the president or chief executive officer; or

(3)           if neither the chair nor the president or chief executive officer is present, any vice president.

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Section 11.8      Selection of Alternate Chair

If, at any meeting of shareholders, there is no officer referred to in Article 11.7 present within 15 minutes after the time set for holding the meeting, or if the persons referred to in Article 11.7 are unwilling to act  as chair of the meeting, or if the persons referred to in Article 11.7 have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Section 11.9      Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Section 11.10    Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Section 11.11    Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

Section 11.12    Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Section 11.13    Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Section 11.14    Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

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Section 11.15    Manner of Taking Poll

Subject to Article 11.16, if a poll is duly demanded at a meeting of shareholders:

(1)           the poll must be taken:

(a)           at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)           in the manner, at the time and at the place that the chair of the meeting directs;

(2)           the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)           the demand for the poll may be withdrawn by the person who demanded it.

Section 11.16    Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Section 11.17    Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Section 11.18    Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

Section 11.19    Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Section 11.20    Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

Section 11.21    Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

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ARTICLE 12

VOTES OF SHAREHOLDERS

Section 12.1      Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)           on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)           on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Section 12.2      Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Section 12.3      Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)           any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)           if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Section 12.4      Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

Section 12.5      Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)           for that purpose, the instrument appointing a representative must be received:

(a)           at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)           at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

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(2)           if a representative is appointed under this Article 12.5:

(a)           the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)           the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.6      When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)           the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)           the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(3)           the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is  not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(4)           the Company is a public company.

Section 12.7      When Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company, Articles 12.8 to 12.16 apply only insofar as they are not inconsistent with Canadian securities legislation applicable to the Company, any U.S. securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

Section 12.8      Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Section 12.9      Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Section 12.10    Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)           be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

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(2)           unless the notice provides otherwise, be received at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or to a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Section 12.11    Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)           at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)           at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.12    Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

_____________________ Signed [month, day, year] __________________________________ [Signature of shareholder] __________________________________ [Name of shareholder-printed]

Section 12.13    Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

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(1)           at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)           at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Section 12.14    Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)           if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)           if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

Section 12.15    Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

Section 12.16    Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13

DIRECTORS

Section 13.1      Number of Directors

The Company shall have a minimum of three directors. The number of directors is determined by the directors from time to time. If the number of directors has not been determined as provided in this Article, the number of directors is the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special general meeting of the shareholders, or by the directors pursuant to Article 14.4.

Section 13.2      Change in Number of Directors

If the number of directors is set under Article 13.1:

(1)           the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(2)           the directors may, subject to Article 14.8, appoint directors to fill those vacancies. No decrease in the number of directors will shorten the term of an incumbent director.

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Section 13.3      Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Section 13.4      Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

Section 13.5      Remuneration and Reimbursement of Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. The Company shall reimburse each director for the reasonable out-of-pocket expenses that he or she may incur on behalf of the business of the Company.

Section 13.6      Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in  or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration  may be either in addition to,  or in substitution for, any other remuneration that he or she may be entitled to receive.

Section 13.7      Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund  and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Section 14.1      Election at Annual General Meeting

At every annual general meeting:

(1)           the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)           all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a) but are eligible for re-election or re-appointment.

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Section 14.2      Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)           that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)           that individual is elected or appointed at a meeting at which the individual is present, and the individual does not refuse, at the meeting, to be a director; or

(3)           with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

Section 14.3      Failure to Elect or Appoint Directors

If:

(1)           the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)           the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)           when his or her successor is elected or appointed; and

(4)           when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

Section 14.4      Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors,  the places of any of  the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose.

Section 14.5      Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

Section 14.6      Remaining Directors' Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but  if the Company  has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business  Corporations  Act, for any other purpose.

Section 14.7      Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

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Section 14.8      Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)           one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)           in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1) but is eligible for re-election or re-appointment.

Section 14.9      Ceasing to be a Director

A director ceases to be a director when:

(1)           the term of office of the director expires;

(2)           the director dies;

(3)           the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)           the director is removed from office pursuant to Articles 14.10 or 14.11.

Section 14.10    Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint, or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Section 14.11    Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

Section 14.12    Manner of Election of Directors

Materials sent to shareholders in connection with a meeting at which directors are being elected must provide for voting on each individual candidate nominated for director.

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ARTICLE 15

POWERS AND DUTIES OF DIRECTORS

Section 15.1      Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

ARTICLE 16

DISCLOSURE OF INTEREST OF DIRECTORS

Section 16.1      Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

Section 16.2      Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Section 16.3      Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Section 16.4      Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Section 16.5      Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

Section 16.6      No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf  of  the Company in which a director is in any way interested is liable to be voided for that reason.

Section 16.7      Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

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Section 16.8      Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject  to  the Business Corporations Act, the director or officer is not accountable to the Company  for  any remuneration or other benefits received by him or her as director, officer or employee of, or from his or  her interest in, such other person.

ARTICLE 17

PROCEEDINGS OF DIRECTORS

Section 17.1      Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Section 17.2      Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

Section 17.3      Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)           the chair of the board, if any;

(2)           in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)           any other director chosen by the directors if:

(a)           neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)           neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)           the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Section 17.4      Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)           in person;

(2)           by telephone; or

(3)           with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

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Section 17.5      Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Section 17.6      Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, or as provided in Article 17.7, at least forty-eight (48) hours advance notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

Section 17.7      When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)           the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)           the director has waived notice of the meeting.

Section 17.8      Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Section 17.9      Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director. Attendance of a director at a meeting of the directors is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Section 17.10    Quorum

The quorum necessary for the transaction of the business of the directors is a majority of the number of directors in office provided that the minimum number of directors to constitute a quorum cannot be less than two directors.

Section 17.11    Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

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Section 17.12    Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)           in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)           in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have note made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 17.12 may be by any written instrument, fax, email or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two   or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be  a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 18

EXECUTIVE AND OTHER COMMITTEES

Section 18.1      Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and, during the intervals between meetings of the board of directors all of the directors’ powers are delegated to the executive committee, except:

(1)           the power to fill vacancies in the board of directors;

(2)           the power to remove a director,

(3)           the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)           such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

Section 18.2      Appointment and Powers of Other Committees

The directors may, by resolution:

(1)           appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)           delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)           the power to fill vacancies in the board of directors;

(b)           the power to remove a director;

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(c)           the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)           the power to appoint or remove officers appointed by the directors; and

(3)           make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

Section 18.3      Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(1)           conform to any rules that may from time to time be imposed on it by the directors; and

(2)           report every act or thing done in exercise of those powers at such times as the directors may require.

Section 18.4      Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)           revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)           terminate the appointment of, or change the membership of, the committee; and

(3)           fill vacancies in the committee.

Section 18.5      Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)           the committee may meet and adjourn as it thinks proper;

(2)           the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)           a majority of the members of the committee constitutes a quorum of the committee; and

(4)           questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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ARTICLE 19

OFFICERS

Section 19.1      Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Section 19.2      Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)           determine the functions and duties of the officer;

(2)           delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)           revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Section 19.3      Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Section 19.4      Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such  remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of  the  Company, a pension or gratuity.

ARTICLE 20

INDEMNIFICATION

Section 20.1      Definitions

In this Article 20:

(1)           "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)           "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate  director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)           is or may be joined as a party; or

(b)           is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)           "expenses" has the meaning set out in the Business Corporations Act.

Section 20.2      Mandatory Indemnification of Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director of the Company and his or her heirs and legal personal representatives against all  eligible  penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

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Section 20.3      Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

Section 20.4      Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part 20.

Section 20.5      Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)           is or was a director, officer, employee or agent of the Company;

(2)           is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)           at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)           at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

ARTICLE 21

DIVIDENDS

Section 21.1      Payment of Dividends Subject to Special Rights

The provisions of this Part 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Section 21.2      Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

Section 21.3      No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

Section 21.4      Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

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Section 21.5      Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Section 21.6      Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)           set the value for distribution of specific assets;

(2)           determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)           vest any such specific assets in trustees for the persons entitled to the dividend.

Section 21.7      When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

Section 21.8      Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Section 21.9      Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Section 21.10    Dividend Bears No Interest

No dividend bears interest against the Company.

Section 21.11    Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Section 21.12    Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in  the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

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Section 21.13    Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

ARTICLE 22

ACCOUNTING RECORDS AND AUDITOR

Section 22.1      Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

Section 22.2      Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Section 22.3      Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

ARTICLE 23

NOTICES

Section 23.1      Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)           mail addressed to the person at the applicable address for that person as follows:

(a)           for a record mailed to a shareholder, the shareholder's registered address;

(b)           for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)           in any other case, the mailing address of the intended recipient;

(2)           delivery at the applicable address for that person as follows, addressed to the person:

(a)           for a record delivered to a shareholder, the shareholder's registered address;

(b)           for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)           in any other case, the delivery address of the intended recipient;

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(3)           unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)           unless the intended recipient is the auditor of the Company, sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)           as otherwise permitted by any securities legislation (together with all regulations  and rules made and promulgated thereunder and all administrative policy statements, blanket orders, and rulings, notices, and other administrative directions issued by securities commissions or similar authorities appointed thereunder) in any province or territory of Canada or in the federal jurisdiction of the United States or in any state of the United States that is applicable to the Company; or

(6)           physical delivery to the intended recipient.

Section 23.2      Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(1)           mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)           faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(3)           e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e mailed.

Section 23.3      Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company staling that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

Section 23.4      Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such records to the joint shareholder first named in the central securities register in respect of the share.

Section 23.5      Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)           mailing the record, addressed to them:

(a)           by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)           at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)           if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

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Section 23.6      Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder  pursuant to Article 23.1 and on each of those occasions any such record is returned because the  shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 24

SEAL

Section 24.1      Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)           any two directors;

(2)           any officer, together with any director;

(3)           if the Company only has one director, that director; or

(4)           any one or more directors or officers or persons as may be determined by the directors.

Section 24.2      Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.l, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

Section 24.3      Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company's seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the  use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

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ARTICLE 25

PROHIBITIONS

Section 25.1      Definitions

In this Part 25:

(1)           "security" has the meaning assigned in the Securities Act (British Columbia);

(2)           "transfer restricted security" means:

(a)           a share of the Company;

(b)           a security of the Company convertible into shares of the Company;

(c)           any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

Section 25.2      Application

Article 25.3 does not apply to the Company if and for so long as it is a public company.

Section 25.3      Consent Required for Transfer of Shares or Transfer Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

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SPECIAL RIGHTS AND RESTRICTIONS

ATTACHED TO COMMON SHARES

ARTICLE 26

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO COMMON SHARES

            The Common shares shall, as a class, have attached thereto the following special rights and restrictions:

Section 26.1      Voting

            The holders of Common shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company except meetings at which only the holders of another class or series of shares are entitled to vote. Holders of the Common shares shall be entitled to one vote per share held at all meetings of shareholders at which they are entitled to vote.

Section 26.2      Dividends

            Subject to the preferences accorded to the holders of the Preference shares, the holders of Common shares shall be entitled to receive such dividends as may be declared thereon by the directors of the Company from time to time.

Section 26.3      Priority

            In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common shares shall be entitled to receive pro rata all of the assets of the Company remaining for distribution after the distribution to the holders of the Preference shares, in accordance with the preference on liquidation, dissolution or winding-up accorded to the holders of the Preference shares.

SPECIAL RIGHTS AND RESTRICTIONS

ATTACHED TO PREFERERENCE SHARES

ARTICLE 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO PREFERENCE SHARES

            The Preference shares shall, as a class, have attached thereto the following special rights and restrictions:

Section 27.1      Issuable in Series

The Preference shares may be issued from time to time in one or more series. Subject to the Business Corporations Act, the directors may from time to time, by resolution, if none of the Preference shares of any particular series are issued, alter these Articles and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(1)           determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no such maximum number, or alter any determination made under this paragraph (a) or otherwise in relation to a maximum number of those shares;

(2)           create an identifying name by which the shares of any of those series of shares may be identified, or alter any identifying name created for those shares; and

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(3)           attach special rights or restrictions to the shares of any of those series of shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:

(a)           the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

(b)           any right of redemption or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c)           any right of retraction vested in the holders of Preference shares of such series and the prices and terms and conditions of any such rights;

(d)           any right of conversion and terms and conditions of any such right;

(e)           any rights upon dissolution, liquidation or winding-up of the Company;

(f)            any voting rights; and

(g)           any other special rights or restrictions, not inconsistent with these share provisions, attaching to any such series of Preference shares.

Section 27.2      Priority

No special rights or restrictions attached to any series of Preference shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preference shares. The Preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, rank on a parity with the Preference shares of every other series and be entitled to a preference and priority over the Common shares and over any other shares of the Company ranking junior to the Preference shares.

Section 27.3      Notices and Voting

Subject to the special rights and restrictions that may be attached to a particular series of Preference shares, the holders of a series of Preference shares shall not, as such, be entitled to receive notice of or to attend any meetings of the shareholders of the Company and shall not be entitled to vote at any such meetings (except where holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Business Corporations Act). Notwithstanding the above restrictions, conditions or prohibitions on the right to vote, the holders of the Preference shares shall be entitled to notice of all meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale, lease or other disposition of all or substantially all of the Company's undertaking other than in the ordinary course of business of the Company under subsection 301 of the Business Corporations Act, as such subsection may be amended from time to time.

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SPECIAL RIGHTS AND RESTRICTIONS

ATTACHED TO SERIES 1 PREFERENCE SHARES

ARTICLE 28

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SERIES 1 PREFERENCE SHARES

            The Series 1 Preference shares shall, as a series of the Preference shares, have attached thereto the following special rights and restrictions:

Section 28.1      Voting

            The holders of the Series 1 Preference shares will be entitled to receive notice of, attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote.  Each Series 1 Preference share will entitle its holder to 1 vote.

Section 28.2      Redemption Amount

The redemption amount in respect of each Series 1 Preference share is an amount equal to the amount paid for such Series 1 Preference share on first issuance thereof.

Section 28.3      Redemptions

            The Company may, redeem any Series 1 Preference shares issued by it at a price equal to the redemption amount thereof provided that the holder has waived compliance with the notice requirements set out in these Articles for redemptions. At the time of payment of such redemption amount, the Company will pay the holder of the Series 1 Preference shares to be redeemed (the “Redeemable Shares”) the amount of any dividend declared thereon and unpaid.

Section 28.4      Redemption Notice

            Prior to redeeming any Redeemable Shares, the Company will give 21 days’ prior notice in writing of such redemption by mailing such notice to the registered holders of the Redeemable Shares specifying a date and place or places of redemption, unless the holders of the Redeemable Shares waive any notice required to be given under this paragraph which waiver, whether given before or after the redemption, will cure any default in giving such notice.  If notice as required of any redemption is given by the Company and an amount sufficient to redeem the Redeemable Shares is deposited with any trust company or chartered bank of Canada as specified in any notice given on or before the date fixed for redemption, the holders thereof will thereafter have no rights against the Company in respect of the Redeemable Shares except upon the surrender of certificates for such shares to receive payment for them out of the monies so deposited.

Section 28.5      Priority

No special rights or restrictions attached to any series of Preference shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preference shares. The Preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, rank on a parity with the Preference shares of every other series and be entitled to a preference and priority over the Common shares and over any other shares of the Company ranking junior to the Preference shares.

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